Exhibit 99.161

DeFi Technologies to Launch Innovative Metaverse and Gaming ETP

•	Democratizes access for traditional financial investors to participate in growing Metaverse and Gaming Web 3.0 Protocols via a regulated exchange traded product.

TORONTO, Dec. 13, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announced today that Valour Inc. ("Valour"), its wholly owned subsidiary and a pioneer in digital asset exchange traded products ("ETPs"), received approval to launch a Metaverse and Gaming Index ETP.

The Metaverse and Gaming Index ETP will allow investors to gain direct exposure across multiple metaverse related and protocol based projects, via a single investment. The approval comes from Finansinspektionen, the Swedish Financial Supervisory Authority ("SFSA"), enabling Valour to issue a Metaverse and Gaming Index ETP. The ETP will consist of an index of the top five digital assets related to the metaverse and has regulatory approval for distribution across EU markets. Digital asset projects focused on the metaverse include virtual world platforms, such as Decentraland (MANA) and play to earn games, such as Axie Infinity (AXS).

The Metaverse is an emerging network of virtual environments and economies created through the convergence of gaming, virtual reality, social networking and crypto. Through metaverse networks, people can interact with one another and utilize digital objects while operating virtual representations – or avatars of themselves. Major brands across all sectors, including recently rebranded Meta (previously Facebook), Nike, Louis Vuitton and Disney, are all transitioning to move into the metaverse market which is estimated to reach $800 billion by 20241.

"The crypto metaverse consists of immersive virtual worlds with immense social and financial potential," said Russell Starr, CEO of DeFi Technologies. "This is just one more example of our commitment to making innovative solutions available to enable all investors the opportunity to access the digital economy."

"The metaverse is bringing an increasingly participative, collaborative, and impactful iteration of the internet. While full immersion may be years away, the building has already begun," said Diana Biggs, CEO of Valour and Chief Strategy Officer of DeFi Technologies. "This SFSA approval of our Metaverse Index ETP prospectus is another step forward in our mission to make it possible for anyone to invest in the future, today."

Valour offers fully hedged digital asset ETPs with low to zero management fees. Valour's Uniswap (UNI) ETP is the world's first and only, with Cardano (ADA), Polkadot (DOT) and Solana (SOL) ETPs the first of their kind in the Nordics. Valour's Bitcoin Zero and Valour Ethereum Zero remain the first and only fully hedged, passive investment product with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee-free, with competitors charging up to 2.5% in management fees.

1 Source:  Bloomberg Intelligence

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

About Valour

Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit www.valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the approval of Metaverse Index ETP by SFSA; the metaverse and potential market size; the growth of AUM; expansion of DeFi Technologies and Valour into other markets and geographic areas; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to acceptance of Valour ETPs, including the Metaverse Index ETP, by stock exchanges; investor demand for DeFi Technologies' and Valour's products; the growth and development of DeFi, the metaverse and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward- looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies, Inc.

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%SEDAR: 00007675E

For further information: please contact: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733- 2447), 407-491-4498, Dave@redchip.com; Public Relations, Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc.

CNW 07:30e 13-DEC-21